Mail Stop 4561

      September 29, 2005

Don Gleason
Chief Financial Officer
Chartwell Technology, Inc.
Suite 400, 750 - 11th Street SW
Calgary, Alberta, Canada  T2P 3N7

	Re:	Chartwell Technology, Inc.
		Form 20-F: For the Year Ended October 31, 2004
		Filed May 16, 2005
		File No. 000-30456

Dear Mr. Gleason,

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Year Ended October 31, 2004

Item 5.  Operating and Financial Review and Prospects

Business Model, pages 21- 22

1. We note your statement that prior to the revision of your revenue recognition policy, set-up fees were recognized "using the completed contract method of accounting." We also note that in a press release dated September 30, 2004 (filed in Form 6-K on October 7, 2004) that the policy change was "from the separate element to the contract method of accounting." Please clarify which accounting method was previously followed for set-up fees and which method was adopted in
2004. Address both the revenues and cost accounting for set-up fees and reference the authoritative accounting literature supporting your accounting in the context of both Canadian and US GAAP.

2. Your disclosure on page 22 states that as of "October 31, 2004 the
Company has $1.1 million of deferred set-up fees which will be taken into revenue over the next five years." Explain the basis for the deferral of these fees and why such an extended period of time lapses before revenue recognition is complete when, according to your disclosure on page 14, the initial term of your on-line game license is three years.

3. Please explain the nature of services provided in your set-up fees. Explain how the set-up fees relate to each of the products and services you offer and whether set-up services are subject to customer acceptance provisions that would impact the provision of subsequent services. Describe the length of time and pattern of service provided in set-up services and how that service relates to the initial term of your license arrangements.

4. We note your statement, in a September 30, 2004 press release, that until the "recent KPMG review, the Company and KPMG believed that the separate element method complied with generally accepted accounting principles." Tell us if, as a result of the internal KPMG review, it was determined that the separate element method did not comply with generally accepted accounting principles. In this regard, tell us how you considered whether this change represented the correction of an error. Please provide us with any letter or written communication to and from KPMG and management, or the Audit Committee, related to the Company`s revenue recognition policies or the internal KPMG review.

Results of Operations

Year Ended October 31, 2004 Compared to the Year Ended October 31,
2003, page 25

5. Part B of SEC Release 33-8350, Commission Guidance Regarding Management`s Discussion and Analysis of Financial Condition and Results of Operations, states that the purpose of MD&A is to provide readers information necessary to an understanding of a company`s financial condition, changes in financial condition and results of operations. The MD&A requirements are intended to satisfy three principal objectives:

* to provide a narrative explanation of a company`s financial statements that enables investors to see the company through the eyes of management;
* to enhance the overall financial disclosure and provide the context within which financial information should be analyzed; and
* to provide information about the quality of, and potential variability of, a company`s earnings and cash flow, so that investors can ascertain the likelihood that past performance is indicative of future performance.

MD&A disclosures should avoid recitation of the financial statements in narrative form. MD&A should place an emphasis on analysis of financial information; known material trends and uncertainties; key performance indicators, including non-financial indicators; liquidity and capital resources; and critical accounting estimates. For example, your discussion of total revenue could be enhanced by providing additional details about why revenue increased significantly when the majority of your revenue has been generated by the same five customers in the past two years (i.e. why you generated more revenue from these five customers). Additionally, your discussion of operating expenses should be expanded. You should consider providing more detail about the types of costs included in each material income statement caption, how changes in those costs impact current and future results and when various factors have impacted results, quantify the impact of each material factor.

Tell us what consideration you gave to addressing each of the foregoing MD&A matters in your current disclosures.

6. Tell us the extent to which the change in your revenue recognition policy impacted revenues in each of the periods presented and what consideration you gave to disclosing the impact of the change in your discussion of Results of Operations.

Item 15.  Controls and Procedures, page 57

7. We note your disclosure that "the Company`s disclosure controls and procedures were adequate and effective to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities".
Tell
us how your disclosure complies with the requirements of Item 307. In this regard, it does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective. In addition, your text suggests that the disclosure controls and procedures that were evaluated were narrower than the disclosure controls and procedures defined by paragraph (e) of Rule
13a-15.  Please advise.

8. We note your disclosure that "there were no significant changes in the Company`s internal controls." Tell us how your disclosure complies with the requirements of Item 308(c) of Regulation S-K that requires that "any change" that "materially affected or was reasonably likely to materially affect," your internal controls over financial reporting be disclosed.
Item 17.  Financial Statements

Audit Opinion

9. We note that KPMG`s audit opinion does not make reference to the standards of the Public Company Accounting Oversight Board
(PCAOB).
Please revise to conform the opinion to PCAOB Auditing Standard
No. 1
(AS 1).

Notes to Consolidated Financial Statements

Note 1. Significant accounting policies

(e) Revenue recognition

10. Based on your disclosures in Note 11, there appear to be no differences in Canadian and US GAAP related to your recognition of revenue. Please address the following in the context of US GAAP requirements:

a. Describe each of the services you offer in your arrangements and whether they are essential to the functionality of any other element of the arrangements. Tell us why your service offerings are not accounted for separately or under contract accounting pursuant to paragraphs 63-71 and 74-91 of SOP 97-2.

b. Explain the nature of the software upgrades that you offer to your licensees as disclosed on pages 15 and 20. Tell us if any software upgrade rights that are included in the initial license arrangements specify a version or upgrade with specific features and functionality. Tell us if these rights include the roll-out of new games noted on page 20. Tell us about your practice of providing upgrades, specified or unspecified or additional software product to your installed customer base and how that practice is or is not reflected in your contractual arrangements.

c. Explain how your accounting for arrangements that include specified or unspecified upgrade rights or provision of additional specified or unspecified software product complies with SOP 97-2.

d. Please clarify for us if you provide postcontract customer
support.   If so, describe how you account for postcontract
customer
support and how your accounting and disclosure complies with SOP
97-
2.

e. Tell us how you determine the payment terms you offer your customers and what you believe your normal and customary payment terms are. Tell us how you recognize revenue on contracts that involve extended payment terms. Refer to paragraphs 27 through 30 of
SOP 97-2 to support your accounting.

f. Refer to the description of the managed services solution described on page 14. Tell us how revenue from such arrangements is recognized and clarify the extent to which the Company is the primary obligor of the services outsourced to Elite Club Management, N.V. and how your revenue recognition policy complies with EITF 99-19.

g. We note that license fees are accrued based on customer usage. Tell us whether there is a lag between the recognition of revenue and when actual usage levels are reported by customers. If a lag exists, tell us whether there have been material differences between these amounts

Note 11. Differences in Generally Accepted Accounting Principles
Between Canada and the United States

11. Tell us how you considered the provisions of SFAS No.109 in your reconciliation between Canadian and US GAAP. In this respect, we note that there was no separate adjustment for taxes.

*	*	*	*	*

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

      You may contact Steve Williams at (202) 551-3478 or Tammy
Tangen at (202) 551-3443 if you have any questions regarding our comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.


							Sincerely,



							Stephen Krikorian
      						Accounting Branch Chief


??

??

??

??

Don Gleason
Chartwell Technology, Inc.
September 29, 2005
Page 1